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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Messina Minerals Inc.

*CURRENT ADDRESS: 2300-1066 West Hastings St.
Vancouver, BC V6E 3X2

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
AUG 17 2006
THOMSON
FINANCIAL

FILE NO. 82- 2682 FISCAL YEAR 9/30/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/15/06



MESSINA MINERALS INC

ANNUAL REPORT 2004

Building a Successful Exploration Enterprise . . .

Building a Successful Exploration Enterprise . . .

Messina Minerals Inc. is a well-structured base metals and gold exploration company based in Vancouver, Canada with several active advanced projects in Newfoundland and gold exploration assets in Ontario. Messina is focused on making the next Canadian exploration discovery.



Messina has acquired advanced exploration properties within belts of proven geological merit with nearby mining infrastructure. Throughout 2004 and continuing through 2005, the Company intends to expand the known indicated resources and test for new, large tonnage zinc – copper – silver – gold deposits. Messina is staffed with an experienced exploration and management team committed to building a successful exploration enterprise for our shareholders.

Significant base metal prospects

5400000mN

Buchans Mine

Buchans

Millertown

Millertown Dam

Victoria Mine

Burnt Pond

Bobby's Pond

Boundary

Duck Pond

Daniel's Pond

Red Indian Lake

5380000mN

Star Lake Dam

Jack's Pond

Tulks South Prope

Tulks East A, B, C Zones

East Zone

South

Long Lake Property

Victoria Lake

Corner Brook

Badger

Buchans

Millertown

Grand Falls

Gander

St. John

Port aux Basques



Boomerang Discovery

In December 2004 Messina drilled two holes. Hole GA04-11 intersected 13.9 meters of massive sulphides which assayed 13.6% zinc, 4.0% lead, 0.7% copper, and 102.1 g/t silver and 1.0 g/t gold at a vertical depth of 240 meters.



Lucky Gnome Logging Core

Massive sulphide discovery made in 2002 by Messina scheduled for follow-up in 2005.



MESSAGE TO SHAREHOLDERS



The Province of Newfoundland and Labrador has outstanding and generally under-appreciated potential to host large mineral deposits of many different types. Central Newfoundland in particular has demonstrated potential for zinc, copper, and gold and the region is the focus of the Company's exploration efforts. The Company believes its exploration strategy to make a "world class" discovery has been successful; following a sustained year-long program the Company in December made a new discovery by drilling a 13.9 meter interval containing high-grade base metal-bearing massive sulphide mineralization at the Boomerang Prospect.

This significant and exciting new discovery allows the Company to continue to advance its business plan and create additional value for our shareholders. The Company's economic threshold for a base metal mine is 5 million tonnes containing approximately 10% combined zinc-copper mineralization; prior to the new Boomerang discovery previous operators had identified some estimated 1.5 million tonnes of equivalent mineralization within the Company's 257 square kilometer land position within several zones, all with potential for expansion. Work will begin in early 2005 to first identify the dimensions of the Boomerang Prospect and continue later in 2005 testing this and other prospects with the minimum objective of meeting and exceeding the 5 million tonne threshold.

Other exploration projects nearby have also had recent success. Announcements of a decision to develop a 4.1 million tonne base metal mine northeast of the Company's lands and separately the delineation of 360,000 ounces of gold mineralization adjacent to the Company's southern claim boundary were both made in December 2004; these announcements highlight the prospectivity of the Company's lands which have potential for both styles of mineralization.

In recognition of the advancement of its business plan, the Company has made two key appointments during the year. Susan Tessman joined the Company as Corporate Secretary and brings a wealth of experience managing the regulatory requirements of exploration and development resource companies. Gary McDonald, a chartered accountant since 1976, joined the Board of Directors and brings significant knowledge of the financial aspects of feasibility study, mine and mill construction, and production start-up situations as well as resource industry securities issues. Mr. McDonald has also agreed to act as the Company's Chief Financial Officer.

We are excited by the prospects of the 2005 exploration year. We are hopeful that a commodities interested market will add considerable market value for our shareholders as the Company further explores the Boomerang Prospect and the many other significant exploration targets on the Company's large Newfoundland landholdings. Recent financings provide the Company with adequate financial resources to aggressively drill the Boomerang discovery and to advance our vision of a growing and successful exploration venture.

On Behalf of the Board,

Peter Tallman, President



Management's Discussion & Analysis

January 5, 2005

This Management Discussion and Analysis is provided for the purpose of reviewing the fourth quarter of 2004, as well as the fiscal year, and comparing results to the previous period. The MD & A should be read in conjunction with the Company's audited financial statements and corresponding notes for the periods ending September 30, 2004 and 2003. The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all monetary amounts are expressed in Canadian dollars.

Messina Minerals Inc. is a well-structured base metals and gold exploration company based in Vancouver, Canada with several active advanced projects in Newfoundland and gold exploration assets in Ontario. Messina is focused on making the next Canadian exploration discovery.

The Company has acquired advanced exploration properties within belts of proven geological merit with nearby mining infrastructure. Throughout 2004 and continuing through 2005, the Company intends to expand the known indicated resources and test for new, large tonnage base metal deposits in Newfoundland. Messina's experienced exploration and management team is committed to building a successful exploration enterprise for our shareholders.

The common shares of the Company are traded on the TSX Venture Exchange under the symbol "MMI".

OVERALL PERFORMANCE

Messina Minerals Inc. is a Canadian mineral exploration company with extensive mineral land holdings totalling 25,669 hectares (257 square kilometres) in central Newfoundland prospective for zinc-copper-silver-gold massive sulphide deposits.


Boomerang Hole GA04-11

The Company believes its properties hold considerable exploration potential for the discovery of large-tonnage and high-grade base metal deposits and the added possibility of exploitation of some of the mineralization currently identified within the Company's properties as these properties undergo further testing. The 2004 exploration drilling program was aimed generally at expanding the dimensions of known zones of mineralization, or at testing along strike from known mineralized intersections seeking new 'big' targets. The program was successful in making a significant new discovery of high-grade massive sulphides at the Boomerang prospect. Part of the program also included mineralogical and metallurgical test work to ensure areas of known mineralization could be extracted using standard technology. Management feels that the programs completed to date on its central Newfoundland properties have yielded significant exploration results that warrant increasing expenditures.

During the year ended September 30, 2004, the Company focused its efforts on the exploration of its Newfoundland properties acquired in fiscal 2003 and 2004. To this end, the Company completed three private placement financings during the fiscal year to raise gross proceeds of $858,000, of which $477,830 was raised by the issuance of flow-through securities. The Company expended $328,791 in exploration costs during the current year, of which $311,464 was spent on its Newfoundland properties, compared to $42,034 in the year ended September 30, 2003, signifying a significant increase in exploration activity during the current year. The Company's general and administration expenses of $293,681 and resulting net loss of $307,951 also increased from the prior year expenses and net loss of $183,075 and $173,772, respectively. The increased expenses and losses compared to the prior year are consistent with the overall increase in exploration and financing activity during the current year. An improved economic climate in the mineral industry assisted in Messina's efforts to raise funds during the latter part of 2003 and through 2004; this economic environment is expected to continue into 2005.

Messina currently has sufficient working capital to continue exploration of its properties and particularly the evaluation of the Tulks South and Long Lake base metal properties in Newfoundland. While the Company is currently financed, general market conditions such as the price of precious and base metals and stock market trends will have an impact on the ability of the Company to obtain future financing to enable further exploration and development of its properties. The relative success of ongoing exploration programs will also affect the Company's ability to finance. Base metal commodity prices have doubled from the level reached during 2002 as metal stockpiles have declined, generally believed to be a result of continuing growth in the Chinese economy, and this has also had a general positive affect on the market's receptivity to additional financing.

The Company has previously conducted generally less advertising and awareness than other comparable exploration companies. However, the Company has recently embarked upon several investor awareness initiatives including investor conference participation and print and web media advertising of the Company and its prospective properties. These initiatives have led to a greater number of prospective investors inquiring about the Company and its properties and are generally deemed successful in fulfilling the objective of growing the Company's shareholder base. These efforts are costly however, and it is difficult to evaluate the effectiveness of individual awareness programs or conference attendances. Also, it is more difficult to replace funds expended from the administrative budget than to replace funds expended on advancing the Company's mineral properties. The Company is committed to continuing and expanding these awareness initiatives, subject to future budget constraints.

During the period the Company has also successfully renegotiated its option agreements covering the Tulks South and Long Lake Properties. Messina is earning a 100% interest in these mineral lands from Noranda Inc. ("Noranda"). Noranda has agreed to amend the Tulks South Property and Long Lake Property option agreements and allow the Company an additional year until July 15, 2006 and August 30, 2006 respectively to fulfil its expenditure requirements. The extensions allow the Company to more effectively target its ongoing exploration programs on these properties.

Management Changes

Ms. Susan Tessman was appointed Corporate Secretary, upon June Ballant's resignation and appointment as Assistant Secretary. Ms. Tessman was formerly an officer of the Company several years ago. Ms. Tessman has served as an officer of various public companies over the past 10 years and brings a wealth of experience managing the regulatory and administrative requirements of exploration and development companies.

Subsequent to the fiscal year-end, Mr. Gary McDonald was appointed to the Board of Directors. Mr. McDonald has been a chartered accountant since 1976. From

1970 to 1983, he was employed by Coopers & Lybrand, Chartered Accountants, specializing in resource and mining audits and consulting work through exploration, development and commercial production stages for various clients. From 1983 to 1987, he was the Chief Financial Officer of Blackdome Mining Corporation where he oversaw the financial aspects of feasibility study, mine and mill construction, production start-up and early years of commercial production at the Blackdome Mine located west of Clinton B.C. Since 1987 he has been the Financial Administrator for Tupper Jonsson & Yeadon, Barristers & Solicitors, of Vancouver, B.C who specialize in resource industry securities work.

SELECTED ANNUAL INFORMATION

	Year ended Sept. 30, 2004	Year ended Sept. 30, 2003	Year ended Sept. 30, 2002
Net Income (Loss)	($307,951)	($173,772)	($152,217)
Loss per share, basic and fully-diluted	($0.02)	($0.02)	($0.02)
Total assets	$ 860,257	$ 307,772	$ 403,949
Mineral properties	$ 109,564	$ 70,164	$ 33,064
Deferred exploration expenditures	$ 451,456	$ 141,763	$ 99,729

September 30, 2004 compared to September 30, 2003

Total assets increased to $860,257 at September 30, 2004 from $307,772 at September 30, 2003, primarily as a result of the Company completing three private placement financings during the current year to raise net proceeds of $722,783, and expending the majority of these funds on mineral property costs and related expenditures which have been capitalized in the Company's financial statements as at September 30, 2004. Of the proceeds, $270,708 was spent to further advance the Company's Tulks South Property and $58,083 was spent on exploration of the Company's other mineral properties; these expenditures have been included as deferred exploration expenditures on the Company's balance sheet at September 30, 2004. In addition, during the year ended September 30, 2004, the Company paid deposits totalling $101,170 to the Newfoundland government as security for certain exploration expenditures. These deposits have been recorded as long term assets. The Company's assets also increased as a result of increased GST receivable resulting from increased expenditures during the current year.

The Company's net loss for the year ended September 30, 2004 was $307,951 compared to the net loss of $173,772 for the year ended September 30, 2003. Of this increase, $81,781 is attributable to the recognition during the current year of stock-based compensation expense resulting from the Company's adoption, on a prospective basis, of the fair value method of accounting for awards of stock options. The increase in legal fees, regulatory fees, promotion and advertising, and office costs reflects the higher level of financing and exploration activity of the Company when compared to the prior year. Messina's President has been personally supervising the Company's exploration activities in Newfoundland and charging his fees to exploration, resulting in lower management fees for the period. Other items included the write-off of the Company's acquisition and deferred exploration costs associated with the Fost Hill #1 and #2 properties during the year as a result of management's decision to not proceed further with the exploration of these properties, partially offset by a $30,715 non-recurring gain on sale of investment.

September 30, 2003 compared to September 30, 2002

For the year ending September 30, 2003 the Company's net loss was $173,772 compared to a loss of $152,217 for the year ending September 30, 2002. A significant increase in management fees and a reduction in business development, corporate and administration fees, reflected the overall increase in corporate activity and the effect of separating management and services previously shared with its former parent, Windarra Minerals Ltd. During the year ended September 30, 2003, the Company moved to new offices and reduced its rent costs.

Regulatory and transfer agent fees were significantly higher than the year ended September 30, 2002 because of a share consolidation and name change in April 2003, and increased regulatory filings with respect to property acquisitions. Travel which included the previous President's trip to Toronto to attend the PDAC, as well as promotion and advertising expenses also increased as the Company focused its efforts in financing its newly acquired properties in Newfoundland.

RESULTS OF OPERATIONS

Exploration Results 2004

There is considerable exploration and economic potential in the volcanic terranes of central Newfoundland. The Company now controls the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt, and has acquired the contiguous Costigan Lake and Eagle properties by staking. Each of the two volcanic belts has advanced base metal targets with historical and previously published inferred mineral resources. In addition, each property has several zones where base metals or gold have been intersected in drilling and where further exploration could expand these discoveries.

Recent commodity price increases in copper, zinc, gold and silver have increased the potential for economic extraction of resources from the properties. The properties have excellent infrastructure to facilitate development projects including a nearby 18 MW hydroelectric generating facility and a network of active logging haulage roads.

Competitor Activity

In December 2004, a competitor announced the decision to develop the Duck Pond copper-zinc deposit. The mine plan involves underground mining 3.7 million tonnes and open pitting 0.4 million tonnes from a satellite zone. The zinc-copper grade for this project is 9.0% combined. This project is located 45 km east-northeast of the Company's lands.

Also in December 2004, a competitor announced the results of a resource calculation on a gold property adjacent to the Company's Long Lake Property. The calculation describes a 359,000 ounce gold inferred resource.

Each of these projects highlights the potential of the prospectivity of the Company's mineral lands in central Newfoundland.

TULKS SOUTH PROPERTY, NEWFOUNDLAND

The Tulks South Property covers a total of 15,134.95 hectares or 151 square km. in area located in central Newfoundland. In July 2004 Noranda Inc. agreed to allow the Company an additional year until July 15, 2006 to fulfill expenditure requirements. The extensions allow the Company to more effectively target its ongoing exploration programs on these properties. From February 2004 (the last date the Company has filed work expenditures with the NF claims recorder and prior to the 2004 field program), the Company has remaining to expend $938,297 by the due date to fulfill its option expenditure requirements. The Property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits as well as mesothermal gold deposits. Several significant massive sulphide and gold prospects have been identified on this large property. The Company has focused on several zones within the Tulks South Property with significant results described below.

Tulks East Massive Sulphide Prospect

Work on the Tulks East deposit area by Messina and others includes approximately 14,500 meters of drilling in 81 drill holes that has identified two zinc-copper-lead-gold-silver massive sulphide lenses, known respectively as the A Zone and B Zone. The A Zone lens is 30 meters thick and has been drilled to 250 meters depth and

Hole ID	Zone	From (m)	To (m)	Int (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
TE0480	B Zone	9.75	12.30	2.55	0.6	0.7	7.5	45.2	0.6
TE0481	B Zone	140.20	141.95	1.75	0.9	2.8	11.0	174.0	1.1
TE0482	B Zone	47.10	52.50	5.40	0.5	0.9	5.5	56.1	0.6
TE0483	B Zone	80.20	81.60	1.40	5.0	1.5	6.8	80.2	0.3
TE0484	B Zone	Hole drilled overtop B Zone							
TE0484	A Zone	10.10	16.20	6.10	0.6	0.0	0.8	7.3	0.4
TE0485	B Zone	11.00	11.75	0.75	0.1	6.2	11.4	147.3	0.4

remains open along strike and at depth. The lens exhibits classic metal zonation; the deepest section drilled on the A Zone has the highest metal concentrations suggesting better grade at depth. The B Zone lens has been traced 180 meters along strike and 255 meters down-plunge. The B Zone remains open to depth.

Work began in June 2004 targeting the Company's Tulks East Prospect and included a total of 474 meters of diamond drilling in 6 holes completed. This program was designed to test the continuity and geometry of the plunging B Zone mineralization, to test near surface for possible open-pit material and for strike extensions of the mineralization, and to provide material for mineralogical and metallurgical test work. Holes TE04-80, 82, 85, and 84 were drilled 35 meters apart testing near surface over a strike length of 100m from west to east. Holes TE-84, 83, and 81 were drilled on the same section line to test depth continuity. Hole TE04-81 was collared 150 meters behind TE04-84 and was the deepest hole of the program.

Holes TE04-80, TE04-81, TE04-82, TE04-83, and TE04-85 all hit high-grade B Zone massive sulphide mineralization. Assay results from these holes are reported in the table above.

These results have extended the strike length of the B Zone to the east and indicated the B Zone mineralization is accessible at surface. The results also affirm the continuity and grades reported by previous operators. In addition, Messina has received mineralogical and metallurgical assessments of B Zone mineralization conducted independently by SGS Lakefield Research of Lakefield, Ontario. Both these assessments are positive in that the base metal-bearing sulphides have simple grain relationships and textures which permit a clean separation of zinc from copper-sulphides with common metallurgical extraction techniques.

These results are extremely encouraging and additional drilling is warranted on the B Zone sulphide lens. The deeper portions of the zoned A Zone lens will also be a target of planned 2005 diamond drilling.

228 Gold Showing

The Company made a new discovery in December 2004 of gold-bearing quartz veining and associated alteration at the "228 Showing" on the Tulks South Property. A total of seven grab samples of various quartz veins were collected from one outcrop area within a 10 meter square area. One sample contained 87 ppb gold; the other six assayed 1.6 g/t, 3.1 g/t, 3.3 g/t, 14.1 g/t, 17.5 g/t, and 19.3 g/t gold. An additional three grab samples were collected from strongly altered host rocks. One sample contained 5 ppb gold; the other two assayed 1.1 g/t and 2.7 g/t gold. The discovery was made by the Company's prospectors. The geological significance of this discovery is unknown and the sampling is confined to a limited outcrop area.

Eagle Gold Prospect

Work on this portion of the Tulks South Property was performed in November 2004 and included approximately 25 kilometers of linecutting work followed by the collection and assaying of approximately 1,100 soil samples covering 7 kilometers of strike length to the northeast of the Eagle Gold Zone discovered late in 2003. The assay results have yielded numerous soil anomalies consistent with Eagle gold-style mineralization that will be prospecting targets in 2005. Preliminary mapping in this area has suggested the potential for source rocks different than the gold-bearing quartz veins targeted in the 2003 drilling campaign to be the host of gold-bearing mineralization.

Boomerang Massive Sulphide Discovery

In early December 2004 the Company made a new discovery of massive sulphide mineralization containing significant copper, lead, and zinc sulphides in the second drill hole completed at the Boomerang prospect on the Tulks South Property. Hole GA04-11 has intersected a 14.6 meter interval of massive sulphides at a vertical depth of 240 meters on grid line 33E. A 13.9 meter subinterval contains significant copper, lead, and zinc sulphides. Hole GA04-11 assays 0.7% copper, 4.0% lead, 13.6% zinc, 102 g/t silver and 1.0 g/t gold over the 13.9 meter interval from 274.7-288.6 meters. The true thickness of the 14.6 meter massive sulphide is estimated to be 9.6 meters with an 80° (near vertical) dip.

GA04-11 was a step-out from hole GA04-10, the first of the drill program. GA04-10 intersected a debris flow containing massive sulphide clasts from 225.8 to 245.6 meters over a 19.8 meter core length. This interval includes 8.5 meters of massive clasts of pyritic sulphide at the base of the debris flow; the true thickness of this massive sulphide interval is estimated to be 5.5 meters. The 19.8 meter debris flow interval assays 0.1% copper, 0.4% lead, 0.7% zinc, 18.3 g/t silver, and 0.4 g/t gold. The 8.5 meter massive sulphide interval assays similar grades of 0.1% copper, 0.3% lead, 0.7% zinc, 18.6 g/t silver, and 0.6 g/t gold.

The debris flow is interpreted to have been shed from the volcanic sulphide mound and transported as a sediment to its current position, and is not a part of the primary massive sulphide intersection in GA04-11. Geological processes would be expected to shed pyritic massive sulphide detritus into the debris flow with limited base metals content; the debris flow is evidence of a massive sulphide vent and is not an indicator of the grade of the vent mineralization.

The intersection in GA04-11 occurs 100 meters east of and 50 meters vertically below the intersection in GA04-10. The intersection is open up-dip, down dip, and along strike.

Two drill holes completed by a previous exploration company are significant with respect to this new discovery. One old drill hole on grid line 35E intersected a unit described as chert and pyrite mud interpreted to represent the sulphide horizon

Boomerang Vertical Longitudinal


30E
32E
34E
36E
38E
40E
10000 m
9900 m
9800 m
9700 m
9600 m
9500 m
9400 m
35cm PY
10cm massive sulphides
Black CHL
Chert-PY mud
14.6m

200 meters east of GA04-11 at 250 meters vertical depth. Another old drill hole on grid line 38E intersected 1.8 meters (estimated true thickness) of massive sulphides 500 meters east from GA04-11 at a vertical depth of 500 meters. This interval is interpreted as a different massive sulphide lens occurring at a deeper stratigraphic level than the massive sulphides intersected in the current program.

Prospecting by the Company during 2004 and earlier in this area has recovered boulders of high-grade massive sulphide mineralization with similar textural and mineralogical characteristics when compared to the Boomerang sulphide discovery. This may indicate there is another source of similar massive sulphide mineralization which has been accessible by glaciation, since the Boomerang discovery was made by drilling at a vertical depth of 240 meters.

The Company is excited by the potential of the Boomerang discovery; both for the high grade nature of the mineralization and for the observed thickness of the sulphides. Drilling is planned to resume in early 2005.

Long Lake Property, Newfoundland

The Long Lake property is comprised of 8,783.95 hectares or 88 square kilometers of highly prospective mineral lands covering most of the Long Lake volcanic belt. The Long Lake property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits and also has potential for mesothermal gold deposits. Several significant massive sulphide prospects have been identified on this large property including the Long Lake Main Zone, the South Limb, the East Zone, and the Lucky Gnome prospects. The project is located within 10 kilometers of the Company's Tulks South Property.

On May 7, 2004 Messina Minerals Inc. received TSX Venture Exchange acceptance of the deal to indirectly acquire the right from Noranda Inc. to earn a 100% interest in the Long Lake copper-zinc-silver-gold property located in central Newfoundland by expending $2M in exploration on the property less expenditures of approximately $700,000 made under the agreement by previous operators. In July 2004 Noranda Inc. agreed to allow the Company an additional year until August 30, 2006 to fulfil its expenditure requirements. The extensions allow the Company to more effectively target its ongoing exploration programs on these properties. The Company is required to expend $1,293,871 by the due date to earn its interest.

In 1994, Noranda discovered several zones of high-grade volcanogenic massive sulphides containing zinc-copper-silver-gold mineralization including the Main Zone, the South Zone, and the East Zone. An estimate of the inferred mineral resource at the Main Zone calculated by Noranda in 1995 from five drill holes yielded an estimate of 500,000 tonnes grading 16% zinc, 2% Cu, 1% Pb, 38 g/t Ag and 0.9 g/t gold. Messina Minerals Inc has not done the work necessary to verify the classification of this resource nor has it been independently verified by a "Qualified Person". The Company treats this calculation as an historical estimate of mineralization and is not a NI 43-101 conforming resource classification.

Three additional massive sulphide zones, namely the South Zone, the East Zone, and the Lucky Gnome Zone, have also been located by limited diamond drilling and all remain open for expansion. Drill hole 97-31 at the South Zone returned 31.2% zinc, 0.44% copper, 4.7% lead, 102.8 g/t silver, and 1.44 g/t gold over 0.8 meters; and drill hole 97-36 at the East Zone returned 24.8% zinc, 0.3% copper, 1.7% lead, 27.6 g/t silver, and 1.0 g/t gold over 0.3 meters. The Lucky Gnome Zone was discovered by drilling in 2002 and consists of a thickening sequence of massive pyrite and associated magnetite-chlorite-barite exhalite.

The Company began a limited program on the Long Lake Property during October 2004 totaling 617.2 meters in four drill holes. Holes LL04-40 and LL04-41 tested the near surface eastern extension of the Main Zone massive sulphide lens with 100 meter and 400 meter step-outs, respectively. Neither intersected massive sulphide mineralization, however both holes intersected zinc-bearing stringers and alteration. Weighted average assays for the alteration include intersections at 50 meters vertical depth of 2.1% zinc over 10.5 meters in LL04-40, and 0.5% lead and 1.9% zinc over 4.5 meters in LL04-41. These intersections delimit the eastern extent of the Main Zone near surface; however the eastern extent is open at depth.

Hole LL04-42 tested a conductor 200 meters along strike from a narrow intersection of massive sulphides at the South Limb zone. The hole intersected a thick sequence of mineralized felsic volcanics containing disseminated and stringer sphalerite (zinc) and chalcopyrite (copper) from 13.1 meters to 72.0 meters downhole, which explains the conductor. The sections from 16.0 to 37.9 meters and 47.4 to 72.0 meters assayed 0.5% zinc over each interval. The intersections are significant because they document a previously unrecognized mineralized stockwork zone hosted by felsic volcanics that has exploration potential for base metals.

The hole LL04-43 was a 100 meter step-out to the west of a narrow intersection of massive sulphides at the East Zone and it intersected base metal mineralized stringers at the target horizon however no significant assays were obtained.

Mapping in conjunction with the 2004 diamond drilling has indicated the potential of a heretofore ignored area of the property with several untested EM conductors to host massive sulphide mineralization. In addition, all of the previously identified occurrences of massive sulphide mineralization on the Long Lake Property remain open in some dimension. The high-grade nature of the Main Zone (19% combined base metals) is indicative of the potential for economic mineralization. The Company is planning to test several targets within the Long Lake Property during 2005.

Costigan Lake Property, Newfoundland

The Costigan Lake Property is comprised of 50 claims totaling 1,250 hectares, located in central Newfoundland in the gap between the Company's Long Lake and Tulks South Properties in central Newfoundland. Late in 2003 the Company's prospectors identified a previously unmapped sequence of altered felsic volcanics associated with a chert-magnetite-pyrite exhalite horizon. Magnetite-bearing exhalite is a characteristic of the Long Lake "Main Zone" massive sulphide mineralization indicating the potential for the Costigan Lake property area to host similar mineralization. The 2004 work program consisted of prospecting and follow-up property scale mapping. Mapping has extended the area of altered felsics over a 1.5 kilometer strike length and the chert-magnetite exhalite over a 500 meter strike length. Additional work including reconnaissance soil sampling followed by linecutting and detailed ground geophysics is recommended for the property during 2005.

Eagle Property (formerly Pat's Pond Property), **Newfoundland**

The Eagle Property is located in central Newfoundland adjacent to the Company's Tulks South Property in the vicinity of the Eagle Gold Zone. The property includes three mapstaked licences totalling 100 claims covering 2,500 hectares along an 11 kilometer corridor that covers areas the Company believes are prospective for "Eagle-Zone style" gold mineralization. Mapping and prospecting work sufficient to keep this property in good standing has been completed during the period. Several interesting gold and base metal boulders were located. The results of these surveys must yet be integrated with the larger database pertaining to the Tulks South Property to evaluate their significance, however this property is prospective and additional evaluation is planned for 2005.

Fost Hill Properties, Newfoundland

The Company maintains the Fost Hill #1 gold property located in northwestern Newfoundland on NTS map sheets 12H/10 and 12H/11. The Property consists of 140 claims held on three map-staked licences covering 3,500 hectares or 35 square kilometers surrounding the Fost Hill gold showing. The 2004 work program included detailed mapping and prospecting around the area of the Fost Hill gold showing in an attempt to locate similar mineralization or alteration along strike. The program was unsuccessful in locating additional gold-bearing mineralization. No further work is recommended, and the property has been returned to the vendor.

Ontario Properties

During the period, Messina spent $17,327 on exploration to maintain the Pukaskwa Property and the Mishi Leases in Ontario in good standing. The properties are prospective for gold. The Company also retains a royalty of $1.20 per tonne once production exceeds 700,000 tonnes from the Mishi Pit property. On September 20, 2004 the Company entered into an option agreement with Windarra Minerals Ltd., whereby Windarra can earn 100% in the Pukaskwa Property by issuing to the Company 50,000 common shares upon acceptance by the TSX Venture Exchange and a further 300,000 common shares over a period of 30 months from the date of acceptance. Windarra must maintain the claims in good standing during the option period, and, if applicable, for a period of 12 months from the date Windarra elects to terminate its option under the agreement. The option agreement has received regulatory approval.

EXPLORATION FINANCING

The following table sets forth the Company's use of proceeds as disclosed under its private placement financings completed during the year ended September 30, 2004.

Financings	Proposed Use of Proceeds	Actual Use of Proceeds to September 30, 2004
$198,000 – October 2003	– $27,830 for Property Exploration on Tulks South Property – $172,700 for working capital	– $27,830 on Tulks South
$600,000 – December 2003	– $450,000 for Property Exploration and Diamond Drilling on the Tulks South, Long Lake, Pats Pond, Pukaskwa, and Costigan Lake Properties – $150,000 for financing costs and working capital	– $300,961 on exploration – $36,500 on property acquisition – $101,170 exploration letter of credit; Tulks South and Long Lake Properties
$60,000 – August 2004	– $50,000 for Property Exploration on Tulks South Property – $10,000 for working capital	– Proceeds not spent at September 30, 2004

Under the flow-through private placement agreements the Company has committed to spend $477,830 in allowable expenditures, of which $427,564 was renounced to the investors in 2003. As at September 30, 2004, $170,000 of expenditures remained, which was spent by December 31, 2004.

SUMMARY OF QUARTERLY RESULTS

Quarter Ending	Sept 30, 2004	June 30, 2004	Mar 31, 2004	Dec. 31, 2003	Sept 30, 2003	June 30, 2003	Mar 31, 2003	Dec 31, 2002
Net Loss	($96,342)	($60,725)	($88,802)	($62,082)	(32,829)	($45,413)	($48,156)	($47,374)
Loss Per Share, Basic and Fully Diluted	($0.01)	($0.01)	($0.01)	($0.01)	($0.01)	($0.01)	($0.01)	($0.01)

*Note: Loss per share has been adjusted to reflect the share consolidation in April, 2003.

The Company has experienced higher quarterly losses during the current year compared to the comparable quarters in the prior year. The higher losses resulted from increased professional fees and increased promotion and advertising reflecting management's decision to increase investor awareness of the Company's Newfoundland exploration activities. In addition, higher regulatory and transfer fees and office costs are consistent with the significant increases in financing and mineral exploration activity undertaken by the Company throughout the year ended September 30, 2004. The Company's loss for the quarter ended September 30, 2004 was higher than previous quarters during the current year due to the write-off of the Company's Fost Hill #1 property in an amount of $42,198 during this quarter. In addition, the loss for the quarter ended March 31, 2004 was higher than the quarters ended June 30, 2004 and December 31, 2003 as the Company recognized stock-based compensation expense of $80,244 during this quarter, partially offset by a $30,715 gain resulting from the sale of the Company's remaining investment of 65,000 common shares in Dumont Nickel Inc. Management fees have been reduced throughout the current year due to the Company's President personally supervising the Company's exploration activities in Newfoundland and charging his fees to deferred exploration expenditures rather than management fee expenses.

CAPITAL RESOURCES AND LIQUIDITY

In October 2003, the Company completed a private placement for proceeds of $198,000, through the sale of 1,800,000 units at a price of $0.11. Each unit consists of one share and one share purchase warrant exercisable at $0.15 for 2 years. 253,000 of the units are flow through.

In December 2003, the Company completed a brokered private placement with Canaccord Capital Corp. as agent of 4,000,000 units at a price of $0.15 for total gross proceeds to Messina of $600,000. 2,666,667 of the units are flow through Units and consist of one share and one half of a share purchase Warrant. 1,333,333 units are non-flow through Units and consist of one share and one share purchase warrant. Each whole warrant is exercisable for a period of one year to purchase one additional share at a price of $0.25 per share. The agent received a cash commission equal to 8% of the gross proceeds with agent warrants equal to 20% of the offering sold exercisable into a common share at $0.15 per share for a period of one year. The agent also received 100,000 shares as a financing and administration fee.

In August 2004, the Company completed a non-brokered private placement of $60,000 through the sale of 312,500 flow-through units and 62,500 non flow-through units each at a price of $0.16. One flow-through unit entitles the holder to one flow-through share and one flow-through share purchase warrant allowing the purchase of one flow-through share at $0.25 for a period of two years. One non flow-through unit entitles the holder to one non flow-through share and one non flow-through share purchase warrant allowing the purchase of one non flow-through share at $0.25 for a period of two years.

Subsequent to the fiscal year-end the Company completed a private placement pursuant to which it raised $177,000 through the sale of 1,180,000 flow-through units at a price of $0.15 per unit. The units consist of one flow-through common share and one non-flow-through share purchase warrant, with each warrant to entitle the holder to purchase one common share of the Company at a price of $0.25 for a period of one year from closing. The proceeds of the private placement will be utilized in connection with the on-going exploration program on the Company's central Newfoundland properties, including further diamond drilling on the Tulks South Property.

On December 17, 2004 the Company also announced a private placement of up to 825,000 units of its securities. Up to 200,000 units will be flow-through units at a price of $1.00 per unit and up to 625,000 units will be non-flow-through units at a price of $0.80 per unit for gross proceeds of up to $700,000. Each flow-through and non-flow-through unit will be comprised of one common share and one common share purchase warrant entitling the holder to purchase one additional share at a price of $1.25 for the flow-through units and $1.00 for the non-flow-through units for a period of one year. Warrants held by the holders of flow-through shares may be converted to additional flow-through shares upon exercise with the consent of both the purchaser and the Company. Proceeds of the flow-through portion of the placement will be used to fund exploration programs on the Company's Newfoundland properties. Non-flow-through proceeds of the placement will be used for working capital purposes.

Messina has sufficient working capital to continue exploration of its properties and particularly the evaluation of the Tulks South Property in 2005. However the Company will require additional funding to sustain its exploration activities and general administration expenses as it has acquired additional properties and expects to increase the level of exploration spending.

Messina relies on the issuance of share capital to raise funds. The Company's management is aware that the availability of equity funds at favourable terms is not certain, so the financial requirements of Messina's operations are reviewed at least quarterly to allow for timely changes in capital deployment. General market conditions and the price of precious and base metals will have an impact on the Company's ability to raise financing in the future to continue the development of its properties and further the Company's long term plan.

TRANSACTIONS WITH RELATED PARTIES

During the period Messina entered into the following transactions with related parties:

a) Paid or accrued Corporate Administration fees of $10,009 to Susan Tessman, Corporate Secretary of the Company.
b) Paid or accrued bookkeeping fees included in office of $975 to June Ballant in her former capacity as Corporate Secretary of the Company. Ms. Ballant is currently Assistant Corporate Secretary.
c) Paid or accrued management fees of $35,250 to a company controlled by Peter Tallman, President of the Company.
d) Paid or accrued geological consulting fees and equipment rental fees of $38,827 to companies controlled by Peter Tallman, President of the Company, which have been included in deferred exploration costs.

Included in accounts payable is $71,386 owing to directors, officers and/or companies with directors and officers in common.

Pursuant to the Tulks South Property acquisition agreement, (Note 4 of the financial statements) Messina has an obligation to issue shares to Tulks Resources Ltd. ("Tulks") for property option payments. Peter Tallman is a director of Tulks. During the year, 25,000 shares with a value of $3,000 were issued to Tulks Resources Ltd. under the terms of the property option agreement.

Pursuant to the Long Lake Property acquisition agreement, (Note 4 of the financial statements) Messina has an obligation to pay $35,000 and issue shares to Atlantic Zinc Resources Ltd. for property option payments. Peter Tallman is a director of Atlantic Zinc.

On September 20, 2004 Messina entered into an option agreement with Windarra Minerals Ltd., a company which has common directors and officers with Messina, whereby Windarra has the right to earn a 100% interest in the Pukaskwa property claims.

OUTSTANDING SHARE DATA

During the quarter, the Company completed a private placement, issuing 375,000 units at $0.16. At September 30, 2004 the Company had 14,750,514 common shares outstanding, valued at $10,026,457. Subsequent to the year end, the Company completed a private placement of 1,180,000 units at a price of $.15 per unit, and share purchase warrants and incentive stock options were exercised as noted in detail below, bringing total share capital outstanding to 17,446,779 at a deemed value of $10,577,164.

Options outstanding at September 30, 2004 are detailed in the table below:

Optionee	Number	Date of Grant	Exercise Price	Expiry Date	Type
June Ballant	16,667	Aug. 2, 2002	$ 0.30	Aug. 1, 2005	Officer
John Pallot	133,333	Aug. 2, 2002	$ 0.30	Aug. 1, 2005	Director
Steven Brunelle	83,334	Aug. 2, 2002	$ 0.30	Aug. 1, 2005	Director
Peter Tallman	250,000	May 30, 2003	$ 0.30	May 29, 2006	Director
Peter Tallman	300,000	Jan. 8, 2004	$ 0.24	Jan. 8, 2006	Director
John Pallot	250,000	Jan. 8, 2004	$ 0.24	Jan. 8, 2006	Director
Steven Brunelle	200,000	Jan. 8, 2004	$ 0.24	Jan. 8, 2006	Director
Darrell Hyde	50,000	Jan. 8, 2004	$ 0.24	Jan. 8, 2006	Employee
Charlie Fost	50,000	Jan. 8, 2004	$ 0.24	Jan. 8, 2006	Employee
Susan Tessman	50,000	May 21, 2004	$ 0.12	May 21, 2006	Officer
TOTAL	**1,383,334**				

Subsequent to the year end, the Company granted 100,000 incentive stock options to a director and a consultant exercisable at a price of $0.80 for a period of two years. The options are subject to regulatory approval. Also subsequent to the year end, a total of 150,000 options were exercised at $0.30, and 50,000 options at $0.12, leaving a balance of 1,283,334 options outstanding.

During the quarter 375,000 warrants were issued pursuant to the private placement completed in August. At September 30, 2004 the Company had the following share purchase warrants outstanding:

	Number of Warrants	Number of Shares	Exercise Price	Expiry Date
	366,667	366,667	$ 0.45	October 24, 2004
	1,800,000	1,800,000	$ 0.15	October 28, 2005
	2,666,667	2,666,667	$ 0.25	December 5, 2004
	800,000	800,000	$ 0.15	December 5, 2004
	375,000	375,000	$ 0.25	August 13, 2006
TOTAL	**6,008,334**	**6,008,334**		

Subsequent to the fiscal year end, 1,180,000 warrants exercisable at .25 were issued pursuant to the private placement completed in November; 1,316,265 warrants were exercised; and 366,667 warrants expired on October 24, 2004, leaving a balance of 5,505,402 warrants outstanding. Also, the 3,466,667 warrants expiring December 5, 2004 received regulatory approval to be extended to March 5, 2005.

ADDITIONAL INFORMATION

Additional information on Messina Minerals Inc. can be found by visiting the Company's website at www.messinaminerals.com and by viewing regulatory filings on SEDAR at www.sedar.com.



AUDITORS' REPORT

To the Shareholders of Messina Minerals Inc.

We have audited the balance sheets of Messina Minerals Inc. as at September 30, 2004 and 2003 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Davidson & Company

Chartered Accountants
Vancouver, Canada

November 18, 2004



BALANCE SHEETS

As at September 30

		2004		2003
ASSETS				
Current				
Cash	$	156,196	$	84,876
Receivables		29,965		2,935
Prepaid expenses and deposits		10,771		3,574
		196,932		91,385
Equipment (Note 3)		1,135		1,860
Mineral properties (Note 4)		109,564		70,164
Deferred exploration costs (Note 5)		451,456		141,763
Deposits (Note 6)		101,170		—
Long-term investment (Note 7)		—		2,600
	$	860,257	$	307,772
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	133,914	$	110,042
Due to related party (Note 8)		—		75,000
		133,914		185,042
Shareholders' equity				
Capital stock (Note 9)		10,026,457		9,307,727
Contributed surplus (Note 9)		192,834		—
Deficit		(9,492,948)		(9,184,997)
		726,343		122,730
	$	860,257	$	307,772

Nature and continuance of operations (Note 1)

Subsequent event (Note 14)

On behalf of the Board:

Peter Tallman,
Director

John Pallot,
Director

The accompanying notes are an integral part of these financial statements.



STATEMENTS OF OPERATIONS AND DEFICIT

Year ended September 30

		2004		2003
EXPENSES				
Amortization	$	487	$	792
Corporate and administration fees		10,009		17,000
Management fees		53,750		77,900
Office and miscellaneous		45,137		35,785
Professional fees		35,950		9,516
Promotion and advertising		29,940		8,702
Regulatory and transfer fees		22,714		15,634
Rent		8,737		13,207
Stock-based compensation (Note 9)		81,781		—
Travel and related costs		5,176		4,539
Loss before other items		(293,681)		(183,075)
OTHER ITEMS				
Interest and other income		4,399		2,433
Gain on sale of long-term investment (Note 7)		30,715		6,870
Write-off of equipment		(1,186)		—
Write-off of mineral properties and deferred exploration costs (Notes 5 and 6)		(48,198)		—
		(14,270)		9,303
Loss for the year		(307,951)		(173,772)
Deficit, beginning of year		(9,184,997)		(9,011,225)
Deficit, end of year	$	(9,492,948)	$	(9,184,997)
Basic and diluted loss per share	$	(0.02)	$	(0.02)
Weighted average number of shares outstanding during the year		13,406,336		7,908,661

The accompanying notes are an integral part of these financial statements.



Statements of Cash Flows

Year ended September 30

		2004		2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the year	$	(307,951)	$	(173,772)
Items not affecting cash:				
Amortization		487		792
Gain on sale of long-term investment		(30,715)		(6,870)
Stock-based compensation		81,781		—
Write-off of equipment		1,186		—
Write-off of mineral properties and deferred exploration costs		48,198		—
Changes in non-cash working capital items:				
(Increase) decrease in receivables		(27,030)		79,618
Increase in prepaid expenses and deposits		(7,197)		(554)
Decrease in accounts payable and accrued liabilities		(11,128)		(82,405)
Net cash used in operating activities		(252,369)		(183,191)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of equipment		(948)		—
Acquisition of mineral properties		(1,500)		(12,100)
Proceeds from sale of long-term investment		33,315		10,870
Deposits		(101,170)		86,687
Deferred exploration costs		(328,791)		(42,034)
Due from Windarra Minerals Ltd.		—		50,000
Net cash provided by (used in) investing activities		(399,094)		93,423
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds received from related party		—		25,000
Capital stock issued for cash, net of offering costs of $60,217		722,783		110,000
Net cash provided by financing activities		722,783		135,000
Increase in cash during the year		71,320		45,232
Cash, beginning of year		84,876		39,644
Cash, end of year	$	156,196	$	84,876
Cash paid during the year for:				
Interest expense	$	—	$	—
Income taxes		—		—

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these financial statements.



1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activities include the acquisition and exploration of mineral properties. During the year ended September 30, 2003, the Company changed its name to Messina Minerals Inc. and consolidated its common share capital on a 3:1 basis.

The Company is in the process of exploring its mineral properties. Based on the information available to date, the Company has not yet determined whether the mineral properties contain economically recoverable ore reserves.

The recoverability of the amounts comprising mineral properties and deferred exploration costs is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete its exploration and development and upon future profitable production. The Company is considered to be in the development stage as it has not yet earned significant revenues.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2004	2003
Working capital (deficiency)	$ 63,018	$ (93,657)
Deficit	(9,492,948)	(9,184,997)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment

Equipment, consisting of computer equipment, is recorded at cost. Amortization is being provided for using the declining balance method at the rate of 30% per annum.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold, abandoned or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the value of share consideration and acquisition and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Deferred exploration costs

The Company defers all exploration costs relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold, abandoned or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to any future proven reserves on the related property following commencement of production.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values as they are entirely dependent upon the economic recovery of future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Government grants

Government assistance is recorded as a reduction of the cost of the applicable assets as determined by the terms and conditions of the agreement under which the assistance is provided to the Company. Claims for government grants are accrued upon the Company attaining reasonable assurance of collections.

Long-term investment

Long-term investment is carried at cost. If it is determined that the value of the investment is permanently impaired, it is written-down to its estimated net realizable value.

Stock-based compensation

Effective October 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommended the fair value-based methodology for measuring compensation costs. The new section also permitted, and the Company adopted during the fiscal year ended September 30, 2003, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.

Effective for the year ended September 30, 2004, the Company adopted, on a prospective basis, the fair value-based methodology of accounting for all awards of stock options and direct awards of stock.

Future income taxes

Future income taxes are recorded for using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Capital stock is reduced and future income tax liability increased by the estimated tax benefits transferred to shareholders.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

Loss per share is calculated using the weighted average number of common shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. EQUIPMENT

	Cost	Accumulated Amortization	2004 Net Book Value	Cost	Accumulated Amortization	2003 Net Book Value
Computer equipment	$ 3,071	$ 1,936	$ 1,135	$ 4,969	$ 3,109	$ 1,860

4. MINERAL PROPERTIES

	Mishi and Pukaskwa Claims	Tulks South Property	Fost Hill #1 & #2 Properties	Costigan Lake Property	Eagle Property	Long Lake Property	Total 2004
Balance, beginning of year	$ 1	$ 48,063	$ 22,100	$ —	$ —	$ —	$ 70,164
Additions	—	3,000	7,000	500	1,000	57,000	68,500
Written-off	—	—	(29,100)	—	—	—	(29,100)
Balance, end of year	$ 1	$ 51,063	$ —	$ 500	$ 1,000	$ 57,000	$ 109,564

	Mishi and Pukaskwa Claims	Tulks South Property	Fost Hill #1 Property	Fost Hill #2 Property	Total 2003
Balance, beginning of year	$ 1	$ 33,063	$ —	$ —	$ 33,064
Additions	—	15,000	16,100	6,000	37,100
Balance, end of year	$ 1	$ 48,063	$ 16,100	$ 6,000	$ 70,164

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Mishi Gold Property, Ontario

The Company holds certain exploration claims and mining leases in the Mishi Gold property in Ontario. During 1998, the Company sold a portion of its interest in the property. The Company will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne for ore from open pit mining and $1.20 per tonne for ore from underground mining on this lease. The Company retains a 60% interest in two adjoining crown leases. In prior years, the Company wrote-down this mineral property and deferred exploration costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

Pukaskwa Claims, Ontario

The Company holds a 100% interest in certain mineral claims in the Pukaskwa Claims in Ontario. A portion of the claims are subject to a 2% net smelter returns royalty ("NSRR"). In prior years, the Company wrote-down mineral property and deferred exploration costs to a nominal value. During the year ended September 30, 2004, the Company entered into an option agreement with Windarra Minerals Ltd. ("Windarra"), a company related by way of common directors, whereby Windarra has the right to acquire a 100% interest in the claims by issuing to the Company 50,000 common shares upon acceptance by the TSX Venture Exchange and a further 300,000 common shares over a period of 30 months from the date of acceptance. Windarra must maintain the claims in good standing during the option period, and, if applicable, for a period of 12 months from the date Windarra elects to terminate its option under the agreement.

Tulks South Property, Newfoundland

During the year ended September 30, 2003, the Company entered into an assignment agreement with Windarra whereby the Company has the right to earn a 100% interest in the Tulks South massive sulphide property in Newfoundland.

The Company granted Windarra a 2% NSRR on the Company's share of proceeds from production from the Property (the "Windarra Royalty"). The Company has the right to buy back the Windarra Royalty from Windarra at any time prior to commercial production for $2,000,000.

The Company is required to incur $1,374,385 in exploration expenditures by July 15, 2006 in order to earn its 100% interest. The underlying interest holder is Noranda Inc. ("Noranda"). Noranda has the right to back in for a 50% interest at a price equal to 1.5 times the gross exploration expenditures incurred on the specific mining block. If Noranda does not exercise its back in rights, it will receive a 2% NSRR. Noranda has retained a right of first refusal to purchase mineral concentrates, if any, from the property at commercial rates.

Pursuant to the option agreement, the Company will issue 100,000 common shares of the Company in four tranches of 25,000 shares over a period of 3 years commencing from January 21, 2003, the date regulatory approval was obtained. An additional 16,667 common shares of the Company will be issued upon receipt of a positive feasibility study. These shares are to be issued to Tulks Resources Ltd. ("Tulks"). Tulks originally acquired the interest from Noranda. The Company has also agreed to pay Tulks a 0.5% NSRR from the Company's share of the proceeds from production of the property. During the year ended September 30, 2004, the Company issued 25,000 (2003 – 50,000) common shares with a value of $3,000 (2003 – $15,000) to Tulks for a total of 75,000 shares to date. A director of Tulks is also a director and officer of the Company.

Fost Hill #1 Property, Newfoundland

On October 15, 2002 the Company entered into an option agreement with Deep Reach Exploration Inc. ("Deep Reach") to earn a 100% interest in the Fost Hill Property (Fost #1) located in the White Bay Area, Newfoundland. In consideration, the Company paid $4,000 upon execution of the agreement and paid $2,100 to Deep Reach for staking costs.

Pursuant to the acquisition agreement the Company has issued 66,667 common shares. The Company also agreed to grant to Deep Reach a 10% net profits interest royalty on gold and silver and a 2% NSRR on other metals with the Company having the option to repurchase one half of each of the royalties for $1,000,000 at any time after the exercise of the purchase option by the Company.

During the year ended September 30, 2004, the Company paid $Nil (2003 – $6,100) and issued 33,334 (2003 – 33,333) common shares with a value of $7,000 (2003 – $10,000) to Deep Reach, and, accordingly, earned its 100% interest in the Fost Hill #1 property.

Subsequent to the year ended September 30, 2004, the Company received an assessment work report on the Fost #1 Property describing results from the 2004 work program and recommending no further work. The Company has elected not to participate further and accordingly, the costs of this property were written off during the year ended September 30, 2004.

Fost Hill # 2 Property, Newfoundland

During the year ended September 30, 2003, the Company acquired this property by staking additional claims (Fost #2) contiguous to the Fost Hill #1 Property for $6,000. Management has determined it will not proceed with exploration of the Fost Hill #2 property and, accordingly, the costs of the property were written off during the year ended September 30, 2004.

Eagle Property, Newfoundland

During the year ended September 30, 2004, the Company acquired certain mineral claims comprising the Eagle property by staking. The property is located adjacent to the Company's Eagle gold zone on the Company's Tulks South Property. A total of $20,000 is required to be expended by January 2005 to keep the claims in good standing.

Costigan Lake Property, Newfoundland

During the year ended September 30, 2004, the Company acquired certain mineral claims comprising the Costigan Lake property by staking. The property is located adjacent to the northeast end of the Company's Long Lake Property. A total of $8,700 is required to be spent by December 2005 to keep the claims in good standing.

Long Lake Property, Newfoundland

During the year ended September 30, 2004, the Company was assigned an option to acquire certain minerals claims comprising the Long Lake property by Atlantic Zinc Resources Ltd. ("Atlantic Zinc"), a company controlled by an officer and director of the Company. The Company issued 200,000 common shares with a value of $22,000 and is required to pay $35,000 to Atlantic Zinc, which amount has been included in accounts payable at September 30, 2004. A total of $72,470 is required to be expended by January 29, 2005 to keep the claims in good standing.

The Company is required to incur $1,293,871 in exploration expenditures by August 30, 2006 in order to earn its 100% interest. The underlying interest holder is Noranda. Noranda has the right to back in for a 50% interest at a price equal to 1.5 times the gross exploration expenditures incurred on the specific mining block and meeting certain other requirements. If Noranda does not exercise its back in rights, it will receive a 2% NSRR. Noranda has retained a right of first refusal to purchase mineral concentrates, if any, from the property at commercial rates.

5. DEFERRED EXPLORATION COSTS

	Mishi Gold Property	Pukaskwa Claims	Tulks South Property	Fost Hill #1 Properties	Costigan Lake Property	Eagle Property	Long Lake Property	Total 2004
Balance, beginning of year	$ 11,216	$ 316	$ 113,562	$ 16,669	$ —	$ —	$ —	$ 141,763
Assays, testing and analysis	—	812	20,803	597	—	2,336	949	25,497
Camp construction and supplier	—	—	23,279	—	—	—	—	23,279
Diamond drilling	—	—	106,947	—	—	—	—	106,947
Equipment rental	—	—	13,104	1,033	—	630	720	15,487
Field office and miscellaneous	990	—	—	—	—	—	—	990
Geology, Geophysics and prospecting	—	2,500	76,870	799	2,987	6,679	17,058	106,893
Labour	—	—	13,400	—	—	—	—	13,400
Lease rental & Claim maintenance	2,200	665	7,850	—	—	—	4,775	15,490
Project management	—	—	270	—	—	—	—	270
Transportation and travel	—	10,160	8,185	—	—	—	2,193	20,538
	3,190	14,137	270,708	2,429	2,987	9,645	25,695	328,791
	14,406	14,453	384,270	19,098	2,987	9,645	25,695	470,554
Written off	—	—	—	(19,098)	—	—	—	(19,098)
Balance, end of year	$ 14,406	$ 14,453	$ 384,270	$ —	$ 2,987	$ 9,645	$ 25,695	$ 451,456

	Mishi Gold Property	Pukaskwa Claims	Tulks South Property	Fost Hill #1 Property	Fost Hill #2 Property	Total 2003
Balance, beginning of year	$ 5,521	$ 191	$ 79,390	$ 14,627	$ —	$ 99,729
Data compilation	—	125	7,800	—	—	7,925
Camp construction and supplier	—	—	1,648	1,611	—	3,259
Equipment rental	—	—	274	—	—	274
Field office and miscellaneous	1,320	—	—	—	—	1,320
Geochemistry	—	—	2,357	251	—	2,608
Labour	—	—	1,620	—	—	1,620
Lease rental & claim maintenance	4,375	—	—	—	—	4,375
Project management	—	—	708	180	—	888
Transportation and travel	—	—	5,294	—	—	5,294
	5,695	125	19,701	2,042	—	27,563
	11,216	316	99,091	16,669	—	127,292
Government grants adjustment	—	—	14,471	—	—	14,471
Balance, end of year	$ 11,216	$ 316	$ 113,562	$ 16,669	$ —	$ 141,763

As at September 30, 2003, the Company received $55,529 in government grants from the Government of Newfoundland relating to a September 30, 2002 accrual of $70,000. The balance was charged to the cost of the property. There were no government grants received or receivable in the year ended September 30, 2004.

6. DEPOSITS

Deposits consist of restricted term deposits held as collateral on a letter of credit which secure certain exploration commitments of the Company.

7. LONG TERM INVESTMENT

Long-term investment consisted of Nil (2003 – 65,000) common shares of Dumont Nickel Inc., which had a market value at year end of $Nil (2003 – $11,050). During the year ended September 30, 2004, the Company sold the remaining 65,000 (2003 – 100,000) common shares of Dumont for total proceeds of $33,315 (2003 – $10,870), which resulted in a gain of $30,715 (2003 – $6,870).

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties during the current year:

a) Paid accounting fees included in office and miscellaneous of $Nil (2003 – $12,188) to Windarra.
b) Paid or accrued management fees of $35,250 (2003 – $53,898) to a company controlled by a director and officer of the Company.
c) Paid or accrued corporate administration fees of $10,009 (2003 – $Nil) to an officer of the Company.
d) Paid or accrued geological consulting and equipment rental fees of $38,827 (2003 – $Nil) to companies controlled by a director and officer of the Company, which have been included in deferred exploration costs.
e) Issued 25,000 (2003 – 50,000) common shares with a value of $3,000 (2003 – $15,000) for property option payments to a company with a common director.
f) Entered into an assignment agreement with a company controlled by an officer and director of the Company, whereby the Company has been assigned an option to acquire a 100% interest in the Long Lake property.
g) Entered into an option agreement with Windarra, whereby Windarra has the right to earn a 100% interest in the Pukaskwa claims.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Included in accounts payable is $71,386 (2003 – $64,587) owing to directors, officers and companies with directors and officers in common.

The amount due to related party is due to a director for a subscription advance, is non-interest bearing, with no specific terms of repayment.

9. CAPITAL STOCK

During the year ended September 30, 2003, the Company consolidated its common shares on a 3:1 basis. All references to number of shares and per share amounts have been restated to reflect the consolidation.

	Number of Shares	Share Amount	Contributed Surplus
Authorized			
100,000,000 common voting shares, without par value			
Issued			
Balance as at September 30, 2002	7,767,180	$ 9,172,727	$ —
Issued for cash	366,667	110,000	—
Issued for mineral property option payments	83,333	25,000	—
Balance as at September 30, 2003	8,217,180	9,307,727	—
Issued for cash	5,493,182	783,000	—
Issued for mineral property option payments	258,334	32,000	—
Issued in settlement of related party advance	681,818	75,000	—
Issued for agent's services	100,000	15,000	—
Offering costs	—	(75,217)	—
Fair value of agent's warrants	—	(111,053)	111,053
Fair value of stock options	—	—	81,781
Balance as at September 30, 2004	14,750,514	$ 10,026,657	$ 192,834

On October 28, 2003, the Company issued 1,800,000 units at a price of $0.11 per unit pursuant to a non-brokered private placement. A total of 253,000 units were sold as "flow-through" securities and 1,547,000 were sold as "non-flow-through" securities. The flow-through units consisted of one flow-through common share and one share purchase warrant. The non-flow-through units consisted of one non-flow-through common share and one share purchase warrant. Each share purchase warrant enables the holder to purchase one non-flow-through common share of the Company for $0.15 until October 28, 2005.

On November 28, 2003 the Company issued 16,666 common shares at a value of $5,000 for the purchase of Fost Hill mineral property interest (Note 4).

On December 5, 2003, the Company issued 4,000,000 units at a price of $0.15 per unit pursuant to a brokered private placement. A total of 2,666,667 units were sold as "flow-through" securities and 1,333,333 were sold as "non-flow-through" securities. The flow-through units consisted of one flow-through common share and one-half of one share purchase warrant. The non-flow-through units consisted of one non-flow-through common share and one share purchase warrant. Each whole share purchase warrant enables the holder to purchase one non-flow-through common share of the Company for $0.25 until December 5, 2004. The Company issued 100,000 common shares at a value of $15,000 as agent's compensation in connection with the private placement. The Company also issued 800,000 agents' warrants exercisable for one year at $0.15. The agent's warrants have been recorded at a fair value of $111,053 and applied against the proceeds allocated to capital stock in contributed surplus.

On May 14, 2004 the Company issued 200,000 common shares at a value of $22,000 to a company controlled by an officer and director for the purchase of the Long Lake mineral property interest (Note 4).

On May 30, 2004 the Company issued 16,668 common shares at a value of $2,000 for the purchase of Fost Hill mineral property interest (Note 4).

On June 15, 2004 the Company issued 25,000 common shares at a value of $3,000 for the purchase of the Tulks South related mineral property interest (Note 4). As the purchase was from a director, the value was based on the vendors historical cost of the mineral properties.

On August 13, 2004, the Company issued 375,000 units at a price of $0.16 per unit pursuant to a non-brokered private placement. A total of 312,500 units were sold as "flow-through" securities and 62,500 were sold as "non-flow-through" securities. The flow through units consisted of one flow through common share and one share purchase warrant. The non-flow-through units consisted of one non-flow-through common share and one share purchase warrant. Each share purchase warrant enables the holder to purchase one non-flow-through common share of the Company for $0.25 until August 13, 2006.

Warrants

	Number of Warrants		Weighted Average Exercise Price	Expiry Date
Balance, September 30, 2002	—	$	—	
Private placement issued	366,667		0.45	October 24, 2004
Balance, September 30, 2003	366,667		0.45	October 24, 2004
Private placement issued	1,800,000		0.15	October 28, 2005
Private placement issued	2,666,667		0.25	December 5, 2004
Private placement issued	800,000		0.15	December 5, 2004
Private placement issued	375,000		0.25	August 13, 2006
Balance, September 30, 2004	6,008,334	$	0.24	

The 366,667 warrants exercisable until October 24, 2004 expired subsequent to year end.

During the year ended September 30, 2004, the warrants issued to agents were valued at $111,053 using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.24%
Expected life of warrants	1 year
Annualized volatility	87%
Dividend rate	0.00%

Stock options

The Company has a stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, September 30, 2002	566,667	$ 0.30
Options granted	250,000	0.30
Balance, September 30, 2003	816,667	0.30
Options granted	900,000	0.23
Options cancelled	(333,333)	0.30
Balance, September 30, 2004	1,383,334	$ 0.26
Number of options currently exercisable	1,383,334	$ 0.26

The following stock options were outstanding at September 30, 2004:

Number of Shares	Exercise Price	Expiry Date
233,334	$ 0.30	August 1, 2005
250,000	0.30	May 29, 2006
850,000	0.24	January 8, 2006
50,000	0.12	May 21, 2006

Stock-based compensation

The Company granted 900,000 stock options during the year ended September 30, 2004. Stock based compensation expense using the Black-Scholes option pricing model was $81,781 which was also recorded as contributed surplus on the balance sheet. The weighted average fair value of the options granted during the current year was $0.09 per option.

The Company granted 250,000 stock options to directors and employees during the year ended September 30, 2003 with a weighted average fair value of $0.21 per option. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations for the year ended September 30, 2003, with pro-forma results as presented below.

	2003
Loss as reported	$ (173,772)
Additional compensation expense	(52,549)
Pro-forma loss	$ (226,321)
Pro-forma basic and diluted loss per share	$ (0.03)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2004	2003
Risk-free interest rate	3.00%	3.72%
Expected life of options	2 years	3 years
Annualized volatility	77%	165%
Dividend rate	0.00%	0.00%

10. INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates is as follows:

	2004	2003
Loss for the year	$ (307,951)	$ (173,772)
Expected income tax (recovery)	$ (109,631)	$ (65,338)
Non-deductible (deductible) items	28,748	(2,286)
Unrecognized benefits of non-capital losses	80,883	67,624
Total income tax recovery	$ —	$ —

The significant components of the Company future income tax assets are as follows:

		2004		2003
Future income tax assets:				
Losses available for future periods	$	381,955	$	300,098
Resource deductions		243,201		342,660
Equipment		947		351
		626,103		643,109
Valuation allowance		(626,103)		(643,109)
	$	—	$	—

The Company has not recorded the potential future income tax benefits of non-capital losses totalling approximately $1,070,000 which, if not used, will expire through to 2014. Subject to certain restrictions, the Company has further resource deductions totalling approximately $1,246,000 available to reduce taxable income of future years. The Company also has capital losses totalling $6,200 which can be carried forward indefinitely.

Future tax benefits which may arise as a result of these non-capital losses and resource deductions have been offset by a valuation allowance and have not been recognized in these financial statements.

11. SEGMENTED INFORMATION

The Company conducts substantially all of its operations in Canada in one business segment being the acquisition and exploration of mineral properties.

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions of the Company during the year ended September 30, 2004 were as follows:

a) Issued 258,334 common shares at a value of $32,000 for mineral property option payments.
b) Issued 681,818 units for amounts received for subscription advances of $75,000.
c) Issued 100,000 common shares at a value of $15,000 in payment of agent's fees related to a brokered private placement.
d) Issued 800,000 agent's warrants valued at $111,053, in connection with a brokered private placement.
e) Accrued $35,000 of mineral property costs due for the Long Lake acquisition (Note 4).

The significant non-cash transaction of the Company during the year ended September 30, 2003 was the issuance of 83,333 common shares at a value of $25,000 for mineral property acquisitions.

13. FINANCIAL STATEMENTS

The Company's financial instruments consist of cash, receivables, due to related party and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

14. SUBSEQUENT EVENT

Subsequent to September 30, 2004, the Company completed a non-brokered private placement of 1,180,000 flow-through units at a price of $0.15 per unit for gross proceeds of $177,000. Each flow-through unit consists of one flow-through common share and one non-flow-through share purchase warrant, with each warrant entitling the holder thereof to purchase an additional non-flow-through common share at a price of $0.25 per share until November 22, 2005.



CORPORATE DATA

2300 – 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

Computershare Investor Services
3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

Peter Tallman, President and Director
Susan Tessman, Corporate Secretary
Gary McDonald, Director
John Pallot, Director
Steven Brunelle, Director

Authorized: 100,000,000
Issued: 17,446,779
Escrow: Nil
Options: 1,283,334
Warrants: 5,505,402

Tupper Jonsson & Yeadon
1710-1177 West Hastings Street
Vancouver, B.C.
V6E 2L3

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

Peter Tallman
Tel: (604) 688-1508
Fax: (604) 601-8253
Email: peter@messinaminerals.com

TSX Venture Exchange
Trading Symbol: MMI
Cusip No.: 590815 10 6


MESSINA
MINERALS

Messina Minerals Inc.
300 – 1066 West Hastings St.
Vancouver, BC V6E 3X2